SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-8344

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Limited Brands, Inc.

Savings and Retirement Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Limited Brands, Inc.

Three Limited Parkway

P O BOX 16000

Columbus, Ohio 43216

Limited Brands, Inc. Savings and Retirement Plan

Report on Audits of Financial Statements

As of and for the Years Ended December 31, 2002 and 2001

And Supplemental Schedule as of December 31, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

Limited Brands, Inc. and the

Plan Administrator of the Limited Brands, Inc.

Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Limited Brands, Inc. Savings and Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    ARY, ROEPCKE & MULCHAEY, P.C.

Columbus, Ohio

May 29, 2003

Limited Brands, Inc. Savings and Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments	$354,410,199	$360,766,347
Receivable for contributions:
Employer	30,099,562	29,130,885
Participants	2,381,612	1,509,112

Total receivable contributions	32,481,174	30,639,997

Cash	512	—
Due from brokers	26,989	585
Accrued interest and dividends	26,415	5,874

Total assets	386,945,289	391,412,803

Liabilities
Cash overdraft	—	542
Administrative fees payable	183,745	150,719
Due to brokers	429,563	11,714

Total liabilities	613,308	162,975

Net assets available for benefits	$386,331,981	$391,249,828

The accompanying notes are an integral part of these financial statements.

Limited Brands, Inc. Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions
Investment income:
Net depreciation in fair value of investments	$(52,340,167)	$(48,765,089)
Earnings from investment contracts	7,273,061	7,143,927
Earnings from mutual funds	2,146,148	2,006,435
Dividends	1,330,819	1,380,804
Earnings from common collective trusts	101,093	202,187

Total investment loss	(41,489,046)	(38,031,736)

Contributions:
Employer	46,282,261	40,338,039
Participant deferrals	28,159,834	16,407,043
Participant rollovers	3,051,927	1,312,416

Total contributions	77,494,022	58,057,498

Total additions	36,004,976	20,025,762

Deductions
Distributions to participants	39,582,369	42,567,528
Administrative expenses	1,340,454	1,415,833

Total deductions	40,922,823	43,983,361

Net decrease prior to transfers	(4,917,847)	(23,957,599)
Transfer of net assets available for benefits to plan of former affiliate	—	(18,257,837)

Net decrease	(4,917,847)	(42,215,436)
Net assets available for benefits
Beginning of year	391,249,828	433,465,264

End of year	$386,331,981	$391,249,828

The accompanying notes are an integral part of these financial statements.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of the plan

General

The Limited Brands, Inc. Savings and Retirement Plan (the “Plan”; formerly “The Limited, Inc. Savings and Retirement Plan”) is a defined contribution plan covering certain employees of Limited Brands, Inc. and its affiliates (the “Employer”) who are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service. During Plan years 2000 and 2001, employees whose base salary was equal to or exceeded $100,000 and met the eligibility requirements described above, were eligible to receive retirement contributions, but were not eligible to make voluntary 401(k) contributions. Certain employees of the Employer, who are covered by a collective bargaining agreement, are not eligible to participate in the Plan.

Effective November 27, 2002, Limited Brands, Inc. sold Lerner New York/New York & Company (“Lerner”), a subsidiary, to an outside investor group. Subsequent to year-end, the net assets available for benefits allocated to the former participants employed by Lerner were transferred to the plan sponsored by Lerner.

Effective March 21, 2002, Limited Brands, Inc. completed a tax-free tender offer and merger, which resulted in the acquisition of the Intimate Brands, Inc. minority interest. As a result, each share of Intimate Brands, Inc. common stock in the Plan was exchanged for 1.1 shares of Limited Brands, Inc. common stock.

Effective January 1, 2002, the Plan was amended to, among other things: 1) change eligibility requirements as noted above, 2) change participant’s and Employer’s contributions as noted under “Contributions” below, and 3) change vesting as noted under “Vesting” below.

Effective August 16, 2001, Limited Brands, Inc. sold Lane Bryant, a subsidiary, to Charming Shoppes, Inc. Subsequent to the sale, the net assets available for benefits allocated to the former participants employed by Lane Bryant were transferred to the plan sponsored by Lane Bryant.

Effective July 1, 2001, the Plan was amended to provide to Lane Bryant participants: 1) a non-service related retirement contribution equal to 4% of their compensation earned through August 16, 2001 below $50,000 and 7% of their compensation that exceeded $50,000 for participants who completed 300 hours of service year-to-date through August 16, 2001, 2) a service related contribution equal to 1% of their compensation earned through August 16, 2001 for participants who completed five or more years of vesting service and 300 hours of service year-to-date through August 16, 2001, and 3) full vesting in the Employer’s contributions.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements

December 31, 2002 and 2001

Contributions

Employer’s retirement contribution:

The Employer will provide a non-service and a service related retirement contribution equal to a percentage of participants’ annual eligible compensation to those participants who are employed on the last day of the Plan year and have completed 500 hours of service during the Plan year. In addition, the service related retirement contribution also requires that the participant have five or more years of vesting service. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limit for the Plan years ended December 31, 2002 and 2001 was $200,000 and $170,000, respectively. The total retirement contribution percentages are as follows:

Years of Service	Earnings Less Than Social Security Wage Base	Earnings Greater Than Social Security Wage Base
Less than 5 years (non-service related contribution)	3%	6%
5 or more years (service related contribution)	4%	8%

Prior to January 1, 2002, the total retirement contribution percentages were as follows:

Years of Service	Earnings Less Than Social Security Wage Base	Earnings Greater Than Social Security Wage Base
Less than 5 years (non-service related contribution)	4%	7%
5 or more years (service related contribution)	5%	8%

Employer’s matching contribution:

The Employer will provide a matching contribution of 100% of the participant’s voluntary contributions up to 4% of the participant’s annual eligible compensation. A participant’s eligible compensation is equal to their total compensation less any compensation earned during a period for which the participant elected not to make voluntary contributions or was on suspension as a result of a hardship withdrawal. Prior to January 1, 2002, the match was 100% of the participant’s voluntary contributions up to 3% of the participant’s compensation for each deferral period.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements

December 31, 2002 and 2001

Participant’s voluntary contributions:

A participant may elect to make a voluntary tax-deferred contribution of 1% to 15% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($11,000 at December 31, 2002). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code. Prior to January 1, 2002, voluntary tax-deferred contributions were limited to no greater than 6% and a participant whose base salary equaled or exceeded $100,000 ceased being a participant for purposes of making voluntary contributions, the first day of the Plan year following the year in which the $100,000 base salary threshold was met. Instead, such employee became a participant in the Supplemental Retirement Plan, a non-qualified plan, for purposes of making voluntary contributions.

Investment options

Both the Employer and participant contributions can be directed into various investment options offered by the Plan solely at the participant’s discretion. The Plan currently offers six mutual funds, three common collective trusts, one pooled account of Employer’s common stock, one pooled account of guaranteed investment contracts, and self directed brokerage accounts. The Plan has two pooled accounts for the common stock of former affiliates to which no additional investments are allowed.

Participant accounts

Each participant’s account is credited with the participant’s and Employer contributions and allocated investment earnings and administrative expenses. Allocations are based on the participant’s account balances or earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and matching contributions and is credited with a year of vesting service in the Employer’s retirement contributions for each Plan year that they are credited with at least 500 hours of service. A summary of vesting percentages in the Employer’s retirement contributions follows:

Years of vested service	Percentage
Less than 3 years	0%
3 years	20%
4 years	40%
5 years	60%
6 years	80%
7 years	100%

Prior to January 1, 2002, vesting in the Employer’s matching contribution was the same as the retirement contribution.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements

December 31, 2002 and 2001

Payment of benefits

The full value of participants’ accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants’ accounts, to the extent vested, become payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

A participant who is fully vested in his or her account and who has participated in the Plan for at least seven years may obtain an in-service withdrawal from their account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Amounts allocated to participants withdrawn from the Plan

Amounts allocated, but not yet paid, to participants withdrawn from the Plan were $163,625 and $117,246 as of December 31, 2002 and 2001, respectively.

Forfeitures

Forfeitures are used to reduce the Employer’s required contributions, and if so elected by the Employer, to reduce administrative expenses. Forfeitures of $2,943,107 and $7,510,832 were used to reduce contributions for the years ended December 31, 2002 and 2001, respectively. Forfeitures of $284,119 and $363,585 were used to reduce administrative expenses for the years ended December 31, 2002 and 2001, respectively. At December 31, 2002, there was $518,886 of unused forfeitures available, which represents unallocated Plan assets. There were no unused forfeitures at December 31, 2001.

Expenses and fees

Expenses of the Plan are deducted from participants’ accounts as follows: 1) annual participant fee from $12 to $200 based on account balance, deducted on a quarterly basis, 2) a $10 disbursement fee for withdrawals and terminations, 3) a $3 fee for recurring installment disbursements, and 4) a $50 annual fee for a self directed brokerage account. Investments in the Limited Brands, Inc., Intimate Brands, Inc., Too, Inc., and Abercrombie & Fitch Co. stock funds are charged an administrative fee of 3 basis points through a reduction in earnings. Investments in the SARP Stable Value Fund are charged an administrative fee of 30 basis points through a reduction in earnings. The Employer pays administrative expenses incurred in excess of fees collected from participants by either direct payment or forfeitures. Expenses and fees excluding those paid directly have been reported in the financial statements as administrative expenses.

Brokerage fees, transfer taxes and other expenses incurred in connection with the investment of the Plan’s assets will be added to the cost of investments purchased or deducted from the proceeds of investments sold.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements

December 31, 2002 and 2001

(2)	Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Income recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment valuation

Mutual funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year-end. Common stocks are valued as determined by quoted market prices. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. Investment contracts are recorded at contract value (Note 4).

Net depreciation in fair value of investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net depreciation in fair value of investments.

Benefit payments

Benefits are recorded when paid.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements

December 31, 2002 and 2001

(3)	Investments

The Plan’s investments are held by the American Express Trust Company, trustee of the Plan. The following table presents balances at December 31, 2002 and 2001 for the Plan’s current investment options. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2002	2001
Investments at fair value as determined by:
Quoted market price
Common stock:
Limited Brands, Inc.	$61,533,602	$57,485,589
Other	7,585,319	20,499,209
Preferred stock	550	—
Rights & warrants	783	—

	69,120,254	77,984,798

Mutual funds:
Vanguard Institutional Index Fund	68,493,403	80,845,380
Vanguard U.S. Growth Fund	40,348,197	53,445,849
AIM Balanced Fund	20,566,506	23,234,958
Other	15,069,845	11,166,668

	144,477,951	168,692,855

Total quoted market price	213,598,205	246,677,653
Contract cost
Investment contracts	114,161,912	104,878,013
Estimated fair value
Common collective trusts	26,650,082	9,210,681

Total investments at fair value	$354,410,199	$360,766,347

The Plan’s investments (including investments bought, sold, and held during the year) appreciation (depreciation) in value for the years ended December 31, 2002 and 2001, is set forth below:

	2002	2001
Investments at fair value as determined by:
Quoted market price
Common stock	$(2,791,701)	$(5,548,014)
Mutual funds	(49,229,102)	(43,539,345)
Other	508	—

	(52,020,295)	(49,087,359)
Estimated fair value
Common collective trusts	(319,872)	322,270

Net depreciation in fair value	$(52,340,167)	$(48,765,089)

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements

December 31, 2002 and 2001

(4)	Investment contracts

The Plan, under the SARP Stable Value Fund investment option, enters into investment contracts with insurance companies and financial institutions. The contracts are included in the financial statements at contract value, because they are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

These contracts provide a liquidity guarantee, by financially responsible third parties, of principal and previously accrued interest which can be utilized for liquidations, transfers, or hardship withdrawals initiated by Plan participants exercising their rights under the terms of the on-going Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The estimated fair value of the investment contracts at December 31, 2002 and 2001 was $119,102,858 and $109,657,811, respectively. The average yield for the investment contracts was approximately 6.41% and 6.95% for the years ended December 31, 2002 and 2001, respectively. The weighted average crediting rate for these contracts was 5.86% and 7.14% at December 31, 2002 and 2001, respectively. The crediting rate is based on an agreed upon rate with the issuer, but cannot be less than zero. Contracts with insurance companies are for a fixed rate for the term of the contract and the contracts with financial institutions have a quarterly crediting interest-rate reset.

(5)	Tax status

The Internal Revenue Service has determined and informed the Employer by a letter dated November 1, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code and therefore, is exempt from Federal income taxes.

(6)	Plan administration

A committee comprised of members appointed by the Board of Directors of the Employer administers the Plan. The Board of Directors delegated the day to day administrative duties to the Administrative Committee.

(7)	Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. Limited Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(8)	Parties-in-interest

American Express Trust Company, trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan for which the Plan is charged.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements

December 31, 2002 and 2001

(9)	Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$386,331,981	$391,249,828
Amounts allocated to withdrawing participants	(163,625)	(117,246)

Net assets available for benefits per Form 5500	$386,168,356	$391,132,582

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Benefits paid to participants per the financial statements	$39,582,369
Amounts allocated to withdrawing participants:
At December 31, 2002	163,625
At December 31, 2001	(117,246)

Benefits paid to participants per Form 5500	$39,628,748

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(10)	Subsequent event

Subsequent to year-end, in connection with the sale of Lerner, net assets of $26,228,095 were transferred to a plan sponsored by Lerner.

Also effective May 1, 2003, certain investment options were changed as follows:

Previous Investment Options	New Investment Options

Vanguard U.S. Growth Fund	American Express New Dimensions Fund

AIM Balanced Fund	ABN Amro/Montag & Caldwell Balanced Fund

Janus Overseas Fund	Artisian International Fund

American Century Income & Growth Fund	Dodge & Cox Stock Fund

American Express Selective Fund	PIMCO Total Return Fund

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (l)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Limited Brands, Inc.	Common Stock—4,417,344 shares		$61,533,602

	Too, Inc.	Common Stock—206,415 shares		4,854,881

	Abercrombie & Fitch Co.	Common Stock—67,007 shares		1,370,963

*	American Express Trust Income I	Common Collective Trust—182,952 shares		11,166,686

*	American Express Trust Horizon Long-Term (80:20)	Common Collective Trust—249,099 shares		4,671,597

*	American Express Trust Money Market I	Common Collective Trust—4,171,381 shares		4,171,381

*	American Express Trust Horizon Short-Term (25:75)	Common Collective Trust—175,654 shares		3,093,087

*	American Express Trust Horizon Medium-Term (50:50)	Common Collective Trust—132,924 shares		2,658,342

*	American Express Trust Money Market II	Common Collective Trust—888,989 shares		888,989

	Vanguard Institutional Index Fund	Mutual Fund—851,378 shares		68,493,403

	Vanguard U.S. Growth Fund	Mutual Fund—3,345,622 shares		40,348,197

	AIM Balanced Fund	Mutual Fund—988,299 shares		20,566,505

	Janus Overseas Fund	Mutual Fund—422,211 shares		6,455,608

	American Century Income & Growth Fund	Mutual Fund—206,373 shares		4,486,539

*	Represents a party-in-interest

(1)	Cost information omitted—investment is part of individual account plan that participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (l)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	American Express Selective Fund	Mutual Fund—357,394 shares		3,091,455

	Protective	Investment Contract—5,000,000—7.30% due 2/17/04		5,314,493

	GE Life	Investment Contract—5,000,000—7.10% due 11/15/04		5,132,329

	Travelers	Investment Contract—3,333,334—7.20% due 10/15/03		3,383,229

	GE Life	Investment Contract—3,000,000—7.79% due 4/15/05		3,165,316

	Protective	Investment Contract—3,000,000—7.71% due 4/15/03		3,163,636

	Travelers	Investment Contract—3,000,000—7.80% due 5/15/05		3,146,045

	Travelers	Investment Contract—3,000,000—7.58% due 6/15/03		3,121,293

	Protective	Investment Contract—3,000,000—7.92% due 8/15/05		3,088,355

	GE Life	Investment Contract—2,000,000—7.28% due 2/15/06		2,127,091

	Protective	Investment Contract—2,000,000—6.15% due 5/15/06		2,076,989

	Protective	Investment Contract—2,000,000—8.24% due 8/15/05		2,061,226

	Hartford	Investment Contract—2,000,000—7.07% due 12/14/05		2,005,624
	Bank of America I Contract

	Bank of America I Wrapper	Contract Wrapper—5.45% due 12/31/50		(162,761)

The notes to the financial statements are an integral part of this schedule.

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (l)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Net due broker	Net due broker for open purchases/sales		(776,144)

*	American Express Trust US Government Securities I	Common Collective Trust—774,804 shares		774,804

*	American Express Trust Money Market I	Common Collective Trust—1,679 shares		1,679

	FNMA TBA	Government obligation—347,074—6.50% due 1/01/15		365,837

	DLJ Commercial Mortgage Corp. 1999-CG3 A-1A	Bond—281,539—7.12% due 10/10/32		313,730

	EQCC Home Equity 99-3 A3F	Bond—287,191—7.07% due 11/25/24		298,815

	US Treasury Note	Government obligation—215,186—1.75% due 12/31/04		215,836

	FHLMC Benchmark	Government obligation—208,244—3.00% due 7/15/04		215,658

	FHLMC Benchmark	Government obligation—208,244—3.25% due 11/15/04		214,943

	FNMA TBA	Government obligation—196,097—5.00% due 2/1/18		199,712

	FNMA #638591	Government obligation—170,006—6.50% due 4/01/32		178,012

	IMC Home Equity	Bond—170,437—6.40% due 4/20/26		174,328

	Green Tree Home Improvement 97-D HEA7	Bond—158,990—6.82% due 9/15/28		161,544

	US Treasury Note	Government obligation—138,829—7.875% due 11/15/04		156,447

	US Treasury Note	Government obligation—138,829—7.25% due 5/15/04		151,287

The notes to the financial statements are an integral part of this schedule.

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (l)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA CMO 03-W2-2A6	Government obligation—138,829—5.50% due 7/25/42		145,857

	FHLMC Gold #E90555	Government obligation—128,845—6.00% due 7/01/17		135,465

	FNMA TBA	Government obligation—69,415—5.50% due 2/01/15		71,562

	FHLMC #D95319	Government obligation—68,189—6.00% due 3/01/22		71,371

	FHLMC #E90286	Government obligation—66,002—6.00% due 6/01/17		69,394

	FNMA #545864	Government obligation—66,319—5.50% due 8/01/17		69,236

	FNMA 2002-W4 A3	Government obligation—62,473—5.30% due 5/25/42		65,232

	FHLMC Gold #E90136	Government obligation—60,107—6.00% due 6/01/17		63,195

	FHLMC 2492-B	Government obligation—61,038—5.50% due 5/15/13		63,038

	FHLMC Gold #E90472	Government obligation—59,468—6.00% due 7/01/17		62,524

	FHLMC MTN	Government obligation—46,855—3.52% due 12/20/07		47,780

	Heller Financial, Inc.	Bond—34,707—8.00% due 6/15/05		39,243

	LB UBS Commercial Mortgage Trust Series 2002-A2	Bond—34,707—4.90% due 6/16/26		36,745

	General Motors Acceptance Corp.	Bond—34,707—6.13% due 8/28/07		35,825

	FNMA 2002-W9 A3	Government obligation—34,707—5.00% due 12/25/42		35,809

The notes to the financial statements are an integral part of this schedule.

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (l)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Americredit Automobile Receivables Trust 2002-B A3	Bond—34,707—3.78% due 2/12/07		35,665

	FHLMC Gold #C66932	Government obligation—33,225—6.00% due 5/01/32		34,569

	FNMA #636030	Government obligation—32,728—6.50% due 4/01/32		34,269

	FHLMC 2393-A CMO	Government obligation—30,967—5.50% due 4/15/30		31,899

	FNMA #631384	Government obligation—28,844—6.50% due 3/01/32		30,311

	LB UBS Commercial Mortgage Trust Series 2002-C4 A2	Bond—20,824—4.02% due 9/15/26		21,213

	AMCAR 2002-C A4	Bond—17,354—3.55% due 2/12/08		17,681

	Bank of America II Contract

	Bank of America II Wrapper	Contract Wrapper—4.12% due 12/31/50		(164,766)

*	American Express Trust Bond Fund	Common Collective Trust—613,557 shares		9,286,182

	CDC I Contract

	CDC I Wrapper	Contract Wrapper—6.32% due 12/31/50		(374,155)

	Net due broker	Net due broker for open purchases/sales		(1,513,863)

*	American Express Trust US Government Securities I	Common Collective Trust—1,511,248 shares		1,511,248

*	American Express Trust Money Market I	Common Collective Trust—3,275 shares		3,275

The notes to the financial statements are an integral part of this schedule.

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (l)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA TBA	Government obligation—676,963—6.50% due 1/01/15		713,559

	DLJ Commercial Mortgage Corp. 1999-CG3 A-1A	Bond—549,138—7.12% due 10/10/32		611,926

	EQCC Home Equity 99-3 A3F	Bond—560,163—7.07% due 11/25/24		582,836

	US Treasury Note	Government obligation—419,717—1.75% due 12/31/04		420,983

	FHLMC Benchmark	Government obligation—406,178—3.00% due 7/15/04		420,639

	FHLMC Benchmark	Government obligation—406,178—3.25% due 11/15/04		419,244

	FNMA TBA	Government obligation—382,484—5.00% due 2/1/18		389,537

	FNMA #638591	Government obligation—331,594—6.50% due 4/01/32		347,209

	IMC Home Equity	Bond—332,435—6.40% due 4/20/26		340,026

	Green Tree Home Improvement 97-D HEA7	Bond—310,107—6.82% due 9/15/28		315,088

	US Treasury Note	Government obligation—270,785—7.875% due 11/15/04		305,149

	US Treasury Note	Government obligation—270,785—7.25% due 5/15/04		295,081

	FNMA CMO 03-W2-2A6	Government obligation—270,785—5.50% due 7/25/42		284,494

	FHLMC Gold #E90555	Government obligation—251,311—6.00% due 7/01/17		264,225

	FNMA TBA	Government obligation—135,393—5.50% due 2/01/15		139,582

The notes to the financial statements are an integral part of this schedule.

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (l)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHLMC #D95319	Government obligation—133,002—6.00% due 3/01/22		139,206

	FHLMC #E90286	Government obligation—128,736—6.00% due 6/01/17		135,351

	FNMA #545864	Government obligation—129,354—5.50% due 8/01/17		135,045

	FNMA 2002-W4 A3	Government obligation—121,853—5.30% due 5/25/42		127,235

	FHLMC Gold #E90136	Government obligation—117,237—6.00% due 6/01/17		123,261

	FHLMC 2492-B	Government obligation—119,055—5.50% due 5/15/13		122,954

	FHLMC Gold #E90472	Government obligation—115,992—6.00% due 7/01/17		121,953

	FHLMC MTN	Government obligation—91,390—3.52% due 12/20/07		93,196

	Heller Financial, Inc.	Bond—67,696—8.00% due 6/15/05		76,543

	LB UBS Commercial Mortgage Trust Series 2002-A2	Bond—67,696—4.90% due 6/16/26		71,670

	General Motors Acceptance Corp.	Bond—67,696—6.13% due 8/28/07		69,877

	FNMA 2002-W9 A3	Government obligation—67,696—5.00% due 12/25/42		69,843

	Americredit Automobile Receivables Trust 2002-B A3	Bond—67,696—3.78% due 2/12/07		69,564

	FHLMC Gold #C66932	Government obligation—64,804—6.00% due 5/01/32		67,427

	FNMA #636030	Government obligation—63,837—6.50% due 4/01/32		66,843

The notes to the financial statements are an integral part of this schedule.

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (1)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHLMC 2393-A CMO	Government obligation—60,401—5.50% due 4/15/30		62,219

	FNMA #631384	Government obligation—56,260—6.50% due 3/01/32		59,121

	LB UBS Commercial Mortgage Trust Series 2002-C4 A2	Bond—40,618—4.02% due 9/15/26		41,377

	AMCAR 2002-C A4	Bond—33,848—3.55% due 2/12/08		34,486

	CDC II Contract

	CDC II Wrapper	Contract Wrapper—3.24% due 12/31/50		21,386

*	American Express Trust Bond Fund	Common Collective Trust—272,521 shares		4,124,618

	JP Morgan Chase Contract

	JP Morgan Chase Wrapper	Contract Wrapper—5.81% due 12/31/50		(903,312)

	Net due broker	Net due broker for open purchases/sales		(3,757,977)

*	American Express Trust US Government Securities I	Common Collective Trust—3,751,486 shares		3,751,486

*	American Express Trust Money Market I	Common Collective Trust—8,129 shares		8,129

	FNMA TBA	Government obligation—1,680,477—6.50% due 1/01/15		1,771,323

	DLJ Commercial Mortgage Corp. 1999-CG3 A-1A	Bond—1,363,168—7.12% due 10/10/32		1,519,032

	EQCC Home Equity 99-3 A3F	Bond—1,390,536—7.07% due 11/25/24		1,446,819

The notes to the financial statements are an integral part of this schedule.

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (l)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	US Treasury Note	Government obligation—1,041,896—1.75% due 12/31/04		1,045,039

	FHLMC Benchmark	Government obligation—1,008,286—3.00% due 7/15/04		1,044,183

	FHLMC Benchmark	Government obligation—1,008,286—3.25% due 11/15/04		1,040,721

	FNMA TBA	Government obligation—949,469—5.00% due 2/1/18		966,978

	FNMA #638591	Government obligation—823,141—6.50% due 4/01/32		861,905

	IMC Home Equity	Bond—825,230—6.40% due 4/20/26		844,073

	Green Tree Home Improvement 97-D HEA7	Bond—769,803—6.82% due 9/15/28		782,167

	US Treasury Note	Government obligation—672,191—7.875% due 11/15/04		757,495

	US Treasury Note	Government obligation—672,191—7.25% due 5/15/04		732,503

	FNMA CMO 03-W2-2A6	Government obligation—672,191—5.50% due 7/25/42		706,220

	FHLMC Gold #E90555	Government obligation—623,849—6.00% due 7/01/17		655,905

	FNMA TBA	Government obligation—336,095—5.50% due 2/01/15		346,494

	FHLMC #D95319	Government obligation—330,162—6.00% due 3/01/22		345,562

	FHLMC #E90286	Government obligation—319,572—6.00% due 6/01/17		335,993

	FNMA #545864	Government obligation—321,105—5.50% due 8/01/17		335,232

The notes to the financial statements are an integral part of this schedule.

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (l)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA 2002-W4 A3	Government obligation—302,486—5.30% due 5/25/42		315,846

	FHLMC Gold #E90136	Government obligation—291,027—6.00% due 6/01/17		305,981

	FHLMC 2492-B	Government obligation—295,539—5.50% due 5/15/13		305,218

	FHLMC Gold #E90472	Government obligation—287,937—6.00% due 7/01/17		302,732

	FHLMC MTN	Government obligation—226,864—3.52% due 12/20/07		231,348

	Heller Financial, Inc.	Bond—168,048—8.00% due 6/15/05		190,009

	LB UBS Commercial Mortgage Trust Series 2002-A2	Bond—168,048—4.90% due 6/16/26		177,911

	General Motors Acceptance Corp.	Bond—168,048—6.13% due 8/28/07		173,460

	FNMA 2002-W9 A3	Government obligation—168,048—5.00% due 12/25/42		173,377

	Americredit Automobile Receivables Trust 2002-B A3	Bond—168,048—3.78% due 2/12/07		172,683

	FHLMC Gold #C66932	Government obligation—160,868—6.00% due 5/01/32		167,379

	FNMA #636030	Government obligation—158,466—6.50% due 4/01/32		165,929

	FHLMC 2393-A CMO	Government obligation—149,938—5.50% due 4/15/30		154,452

	FNMA #631384	Government obligation—139,657—6.50% due 3/01/32		146,759

	LB UBS Commercial Mortgage Trust Series 2002-C4 A2	Bond—100,829—4.02% due 9/15/26		102,714

The notes to the financial statements are an integral part of this schedule.

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (l)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	AMCAR 2002-C A4	Bond—84,024—3.55% due 2/12/08		85,607

	Rabobank Contract

	Rabobank Wrapper	Contract Wrapper—3.31% due 12/31/50		35,863

*	American Express Trust Bond Fund	Common Collective Trust—628,871 shares		9,517,974

	State Street Contract

	State Street Wrapper	Contract Wrapper—5.58% due 12/31/50		(108,648)

	Net due broker	Net due broker for open purchases/sales		(3,316,295)

*	American Express Trust US Government Securities I	Common Collective Trust—3,310,566 shares		3,310,566

*	American Express Trust Money Market I	Common Collective Trust—7,174 shares		7,174

	FNMA TBA	Government obligation—1,482,967—6.50% due 1/01/15		1,563,136

	DLJ Commercial Mortgage Corp. 1999-CG3 A-1A	Bond—1,202,952—7.12% due 10/10/32		1,340,497

	EQCC Home Equity 99-3 A3F	Bond—1,227,104—7.07% due 11/25/24		1,276,771

	US Treasury Note	Government obligation—919,440—1.75% due 12/31/04		922,214

	FHLMC Benchmark	Government obligation—889,780—3.00% due 7/15/04		921,458

	FHLMC Benchmark	Government obligation—889,780—3.25% due 11/15/04		918,403

	FNMA TBA	Government obligation—837,876—5.00% due 2/1/18		853,327

The notes to the financial statements are an integral part of this schedule.

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (l)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA #638591	Government obligation—726,395—6.50% due 4/01/32		760,603

	IMC Home Equity	Bond—728,239—6.40% due 4/20/26		744,867

	Green Tree Home Improvement 97-D HEA7	Bond—679,327—6.82% due 9/15/28		690,237

	US Treasury Note	Government obligation—593,187—7.875% due 11/15/04		668,465

	US Treasury Note	Government obligation—593,187—7.25% due 5/15/04		646,410

	FNMA CMO 03-W2-2A6	Government obligation—593,187—5.50% due 7/25/42		623,217

	FHLMC Gold #E90555	Government obligation—550,527—6.00% due 7/01/17		578,815

	FNMA TBA	Government obligation—296,593—5.50% due 2/01/15		305,770

	FHLMC #D95319	Government obligation—291,358—6.00% due 3/01/22		304,948

	FHLMC #E90286	Government obligation—282,012—6.00% due 6/01/17		296,503

	FNMA #545864	Government obligation—283,365—5.50% due 8/01/17		295,832

	FNMA 2002-W4 A3	Government obligation—266,934—5.30% due 5/25/42		278,724

	FHLMC Gold #E90136	Government obligation—256,822—6.00% due 6/01/17		270,019

	FHLMC 2492-B	Government obligation—260,803—5.50% due 5/15/13		269,345

	FHLMC Gold #E90472	Government obligation—254,095—6.00% due 7/01/17		267,152

	FHLMC MTN	Government obligation—200,201—3.52% due 12/20/07		204,157

The notes to the financial statements are an integral part of this schedule.

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (l)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	Heller Financial, Inc.	Bond—148,297—8.00% due 6/15/05		167,677

	LB UBS Commercial Mortgage Trust Series 2002-A2	Bond—148,297—4.90% due 6/16/26		157,001

	General Motors Acceptance Corp.	Bond—148,297—6.13% due 8/28/07		153,073

	FNMA 2002-W9 A3	Government obligation—148,297—5.00% due 12/25/42		153,000

	Americredit Automobile Receivables Trust 2002-B A3	Bond—148,297—3.78% due 2/12/07		152,387

	FHLMC Gold #C66932	Government obligation—141,961—6.00% due 5/01/32		147,706

	FNMA #636030	Government obligation—139,841—6.50% due 4/01/32		146,427

	FHLMC 2393-A CMO	Government obligation—132,316—5.50% due 4/15/30		136,299

	FNMA #631384	Government obligation—123,243—6.50% due 3/01/32		129,510

	LB UBS Commercial Mortgage Trust Series 2002-C4 A2	Bond—88,978—4.02% due 9/15/26		90,642

	AMCAR 2002-C A4	Bond—74,148—3.55% due 2/12/08		75,545

	UBS Contract

	UBS Wrapper	Contract Wrapper—5.58% due 12/31/50		(566,871)

	Net due broker	Net due broker for open purchases/sales		(1,817,003)

The notes to the financial statements are an integral part of this schedule.

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (l)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	American Express Trust US Government Securities I	Common Collective Trust—1,813,865 shares		1,813,865

*	American Express Trust Money Market I	Common Collective Trust—3,931 shares		3,931

	FNMA TBA	Government obligation—812,520—6.50% due 1/01/15		856,445

	DLJ Commercial Mortgage Corp. 1999-CG3 A-1A	Bond—659,099—7.12% due 10/10/32		734,460

	EQCC Home Equity 99-3 A3F	Bond—672,332—7.07% due 11/25/24		699,545

	US Treasury Note	Government obligation—503,762—1.75% due 12/31/04		505,282

	FHLMC Benchmark	Government obligation—487,512—3.00% due 7/15/04		504,869

	FHLMC Benchmark	Government obligation—487,512—3.25% due 11/15/04		503,195

	FNMA TBA	Government obligation—459,074—5.00% due 2/1/18		467,539

	FNMA #638591	Government obligation—397,993—6.50% due 4/01/32		416,736

	IMC Home Equity	Bond—399,003—6.40% due 4/20/26		408,114

	Green Tree Home Improvement 97-D HEA7	Bond—372,204—6.82% due 9/15/28		378,182

	US Treasury Note	Government obligation—325,008—7.875% due 11/15/04		366,253

	US Treasury Note	Government obligation—325,008—7.25% due 5/15/04		354,169

	FNMA CMO 03-W2-2A6	Government obligation—325,008—5.50% due 7/25/42		341,462

The notes to the financial statements are an integral part of this schedule.

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (l)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHLMC Gold #E90555	Government obligation—301,635—6.00% due 7/01/17		317,134

	FNMA TBA	Government obligation—162,504—5.50% due 2/01/15		167,532

	FHLMC #D95319	Government obligation—159,635—6.00% due 3/01/22		167,081

	FHLMC #E90286	Government obligation—154,515—6.00% due 6/01/17		162,455

	FNMA #545864	Government obligation—155,256—5.50% due 8/01/17		162,087

	FNMA 2002-W4 A3	Government obligation—146,254—5.30% due 5/25/42		152,713

	FHLMC Gold #E90136	Government obligation—140,713—6.00% due 6/01/17		147,944

	FHLMC 2492-B	Government obligation—142,895—5.50% due 5/15/13		147,575

	FHLMC Gold #E90472	Government obligation—139,219—6.00% due 7/01/17		146,373

	FHLMC MTN	Government obligation—109,690—3.52% due 12/20/07		111,858

	Heller Financial, Inc.	Bond—81,252—8.00% due 6/15/05		91,871

	LB UBS Commercial Mortgage Trust Series 2002-A2	Bond—81,252—4.90% due 6/16/26		86,021

	General Motors Acceptance Corp.	Bond—81,252—6.13% due 8/28/07		83,869

	FNMA 2002-W9 A3	Government obligation—81,252—5.00% due 12/25/42		83,829

	Americredit Automobile Receivables Trust 2002-B A3	Bond—81,252—3.78% due 2/12/07		83,493

The notes to the financial statements are an integral part of this schedule.

Limited Brands, Inc. Savings and Retirement Plan

EIN 31-1048997 Plan #002

Schedule of Assets Held at End of Year

December 31, 2002

(a)	(b)	(c)	(d) (l)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHLMC Gold #C66932	Government obligation—77,781—6.00% due 5/01/32		80,929

	FNMA #636030	Government obligation—76,619—6.50% due 4/01/32		80,228

	FHLMC 2393-A CMO	Government obligation—72,496—5.50% due 4/15/30		74,678

	FNMA #631384	Government obligation—67,525—6.50% due 3/01/32		70,959

	LB UBS Commercial Mortgage Trust Series 2002-C4 A2	Bond—48,751—4.02% due 9/15/26		49,663

	AMCAR 2002-C A4	Bond—40,626—3.55% due 2/12/08		41,391

	Self Directed Brokerage Accounts			2,397,052

The notes to the financial statements are an integral part of this schedule.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Limited Brands, Inc. Savings and Retirement Plan

Date: June 27, 2003	By:	/s/ JEFFREY A. LONG
Jeffrey A. Long Senior Vice President, Human Resources Services

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Public Accountants

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002